FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2005

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Paris, September 8, 2005

PRESS RELEASE

2005 First-Half results

Improved performance

•	Net income: EUR 1.5 billion (+12.8%)

•	EBITDA: EUR 3.4 billion (+6.4% organic growth)

•	Operating income: EUR 2.1 billion (+9.1% organic growth)

•	Income from ordinary activities: EUR 2.6 billion (+28.7%)

•	Net debt: EUR 11 billion, reduced in one year by 20%*

Outlook for 2005

•	Operating performance in line with medium-term target of between 4% to 7% average organic revenue growth; EBITDA growth rate even higher

•	Net income, Group share higher than 2004

•	The Board of Directors to recommend a 10% dividend increase per share

The SUEZ Board of Directors meeting of September 7, 2005, chaired by Gérard Mestrallet, approved the results for the six months ended June 30, 2005 which, for the first time, are expressed in accordance with IFRS accounting standards.

The first-half of 2005 saw further improvements in the Group’s performance with net income of EUR 1.5 billion and EBITDA organic growth of 6.4% that outpaced revenue growth of 6%. Group debt was also further reduced to EUR 11 billion.

On the basis of these results, the SUEZ Board of Directors confirmed that at the next Annual Shareholders’ Meeting it will recommend a 10% increase in the dividend for the current financial year.

Commenting on these results, SUEZ Chairman and CEO Gérard Mestrallet stated:

“The improvement in our 2005 first-half results reflects the significant progress achieved in the operating performance of all Group business lines. SUEZ is now a simplified and fully integrated company that benefits from a clear and ambitious strategy as well as a host of competitive advantages. The Group is focused on two sectors of activity, energy and environment, because of their profitability and the growth potential they offer. Thanks to this strategy, the Group also enjoys the financial flexibility needed to fully exploit the development potential inherent in the markets within which we operate.”

*Net	debt at June 30, 2004 according to French accounting standards: EUR 13.9 billion

First-half 2005 highlights

SUEZ Energy Europe: important advances against the backdrop of deregulation – targets for French electricity market share raised from 10% to 15%.

•	Strong revenue growth of electricity (+53%) and natural gas (+50%) in the French market since July 1, 2004,

•	Elia’s successful stock market listing.

•	Start-up of the new Zandvliet CCGT power plant in Belgium.

•	Construction in Portugal of a 442 MW capacity wind farm.

•	LNG: acquisition of a gas tanker and a 20-year supply contract with Rasgas; expansion of the Zeebrugge terminal underway.

SUEZ Energy International: solid commercial progress - a strategy built on a strong international presence and a reduction in capital employed.

•	LNG: contract with Yemen LNG to purchase 2.55 million tons of LNG per year; memorandum of understanding with Sempra LNG for access to its terminal.

•	North America: start-up of the Hot Springs power plant, signing of new electricity sales contracts (9.5 TWh).

•	Latin America: auction of 150 MW in Brazil, the Candelaria power plant in Chile (247 MW) comes on line, six-year 90 MW electricity supply contract with Minera Spence in Chile.

•	Middle East/Asia: successful stock market offering of 30% of Glow (Thailand), construction begun on the Al Ezzel (Bahrain) and Sohar (Oman) power plants.

SUEZ Energy Services: strengthened European leadership position- a 33% increase in operating income reflecting accelerated profitability.

•	Elyo: public utility supply contracts (including steam, compressed air, and industrial process water) amounting to over EUR 650 million with International Paper, Goodyear, Dunlop Tires, Norske Skog Golbey, and Bergerac NC; production and distribution heating and cooling systems (EUR 216 million) in Barcelona.

•	Fabricom: a EUR 50 million maintenance contract for the Gravelines nuclear power plant, supply of 30 modules of pre-assembled pipe racks to Akerd Stord (EUR 53 million), a contract with Statoil for modifications to the Gullfaks oil platform (EUR 21.6 million), construction of the Euromax terminal at Rotterdam (EUR 54 million).

•	Main TBL Engineering technical advisory contracts: Trans-Jordanian natural gas pipeline, major real estate projects (Belgium/Luxembourg), high-speed train lines, and nuclear power plants in Brazil.

SUEZ Environment: forging ahead, resolution of outstanding issues – 29% contribution to net income, Group share.

Europe

•	Main contracts: Lyonnaise des Eaux (Rhône-Ventoux, Savigny-sur-Orge), Agbar, Degrémont (desalination, Australia), Sita France and Wallonia (ADP, municipal garbage collection in Paris and Liège).

Incinerator installation in Leipzig and three mechanical biological plants in Germany and a landfill in Poland.

•	Sale of the remaining investment in Northumbrian.

Rest of World

•	Morocco: successful Lydec listing.

•	China: start of the Tanggu concession (EUR 1 billion), construction of an incinerator at Shanghai Industrial Park.

•	United States: signing of three O & M contracts.

•	Indonesia: local currency refinancing, rate increase.

Strong improvement in performance during first-half 2005

First-half results are expressed in accordance with IFRS.

•	Organic revenue growth of +6%

With an organic growth rate of 6.0% at June 30, 2005 (+8.0% for actual revenue growth), SUEZ revenues amounted to EUR 20.2 billion, versus EUR 18.7 billion at June 30, 2004. This performance demonstrates the Group’s good growth potential and is at the high end of the Group’s target of achieving an average organic growth rate for the period 2004-2006 of between 4% and 7%. The Group generates 89% of its revenues in Europe and North America, with 80% deriving from the European continent alone.

•	Organic EBITDA growth rate of 6.4%

Gross operating income grew to EUR 3,392 million with an organic growth rate of 6.4% (+6.1% for actual growth). This improvement reflects Group efforts to reduce costs and enhance profitability. The breakdown by business line is as follows:

SUEZ Energy Europe: EUR 1,597 million, with organic growth of +5.2%.

SUEZ Energy International: EUR 683 million, with organic growth of +8%.

SUEZ Energy Services: EUR 306 million, with organic growth of +6.7%.

SUEZ Environment: EUR 884 million, with organic growth of +4%.

•	Operating income organic growth rate of 9.1%

Operating income amounted to EUR 2,071 million for the first six months of 2005 versus EUR 1,923 million for the first half of 2004, delivering an organic growth rate of 9.1% (+7.7% in actual growth).

Operating income for SUEZ Energy Europe of EUR 1,034 million represented a gross increase of 17.1% during the first six months of 2005. Organic growth was 16.1% thanks, among other things, to improved Electrabel sales margins in Belgium (+EUR 116 million), mainly as a result of electricity and natural gas price increases, the diversified structure of its production base and effective cost controls.

Operating income for SUEZ Energy International of EUR 450 million, represented a gross increase of 9.1% during the first half of 2005. Organic growth was 8.6% overall and was particularly strong in Brazil and North America. Thailand also made a contribution to this growth.

Operating income for SUEZ Energy Services of EUR 213 million, represented a gross increase of 33.5% during the first half of 2005. Organic growth in operating income was 37.3%. These good operating results are explained in particular by healthier order books, the coming into effect of new contracts and a sustained business development effort.

Operating income for SUEZ Environment of EUR 459 million was down by EUR 110 million compared to the 2004 figure that had benefited from a reserve reversal, relating to Lydec’s pension liabilities. Excluding this non-recurring item, SUEZ Environment recorded a significant improvement in profitability (notwithstanding this non-recurring item, organic growth in operating income reached 28%). This increase was due mainly to Water operations in Europe and to a better than expected outcome of the Puerto Rico contract.

•	Income from ordinary activities increased by 28.7%

Net current income amounted to EUR 2,621 million (versus EUR 2,037 million at the end of June 2004), posting an increase of 28.7%. This notable progress stems principally from capital gains generated on the sale of the balance of the Northumbrian investment (EUR 263 million) and the Elia stock market listing (EUR 626 million).

For SUEZ Energy Europe, net current income came to EUR 1,427 million, meaning a 54.8% increase in actual terms.

For SUEZ Energy International, net current income amounted to EUR 475 million with an actual increase of 17%.

For SUEZ Energy Services, the net current income posted was EUR 116 million, compared to EUR 165 million at June 30, 2004. This difference is largely due to non-recurring expenses at GTI NL.

SUEZ Environment recorded an actual increase of 10.8% to EUR 681 million, thanks in particular to the capital gain on the Northumbrian disposal and to an increase in operating income.

•	Net income up by 12.9%

Net income amounted to EUR 1,543 million (compared with EUR 1,367 million at the end of June 2004), delivering an actual increase of 12.9%. This increase is related to a higher operating income, reduced financial expenses (cost of borrowing and prepayment of the Fortis bonds redeemable in shares), lower income taxes and the increase in net income of such subsidiary companies as Elia and Compagnie Nationale du Rhône.

A healthier and stronger financial structure

•	Shareholders’ equity: EUR 15.1 billion

Total shareholders’ equity amounted to EUR 15.1 billion, an increase of EUR 2.1 billion over the year-end 2004 even after the dividend payment during the first half of 2005.

•	Net surplus of cash and cash equivalents:[1] EUR 1.2 billion

Despite the Group’s increased activity, SUEZ reaffirms its commitment to strict financial discipline in order to optimize investments and stabilize working capital requirements. SUEZ will continue to promote cash generation and a policy of selective investment.

During the first half of 2005, Net surplus of cash and cash equivalents came to EUR 1,234 million. Every Group business line made a contribution to this figure, enabling the Group to distribute a dividend of EUR 807 million: SUEZ Energy Europe EUR 804 million; SUEZ Energy International EUR 543 million; SUEZ Energy Services EUR 34 million and SUEZ Environment 492 million.

On September 7, 2005, SUEZ collected EUR 995.4 million in a non-recourse transaction with a financial institution regarding tax receivables with the French State. This transaction increases shareholders’ equity and a corresponding reduction the Group’s net debt by EUR 995.4 million.

•	Further debt reduction

At June 30, 2005, the Group’s net debt amounted to EUR 11 billion, a EUR 650 million reduction during the first half of 2005, after a dividend payment of EUR 1.4 billion. At the end of the first half, the Group’s debt to equity ratio stood at 73%.

Since April 2001, SUEZ has enjoyed a Standard and Poor’s long-term debt rating of A- and, since February 1, 2002, an A2 rating by Moody’s. These ratings, reiterated by both agencies on August 10, are testament to the ongoing improvements that have been delivered in the Group’s financial structure, its risk profile and cash flow.

SUEZ reaffirms its objective to maintain a category A long-term debt rating.

•	New cost reduction program on target with announced objectives

A new Optimax plan was launched for 2005-2006 with the objective of reducing costs by EUR 550 million, with half that amount to be achieved in 2005. The program is progressing in line with the Group’s stated targets. At June 30, 2005, the total level of cost reduction stood at EUR 140 million2 with each of the Group’s four business lines contributing in a balanced manner.

[1]	Net surplus of cash and cash equivalents = cash flow from current activities - changes in working capital requirements - total investments - all dividends + disposals.
[2]	Estimated, un-audited figure at 06/30/05.

SUEZ, an international industrial Group, designs sustainable and innovative solutions in the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of ¤40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Contacts for financial analysts:
France:	Arnaud Erbin: +331 4006 6489
Anne Liontas: +331 4006 6654	Eléonore de Larboust: +331 4006 1753
Catherine Guillon: +331 4006 6715	Bertrand Haas: +331 4006 6609
Antoine Lenoir: +331 4006 6650
Belgium:
Guy Dellicour: +322 507 02 77

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary